Annual General and Special Meeting of Unitholders

May 11, 2006

REPORT OF VOTING RESULTS

National Instrument 51-102 Continuous Disclosure Obligations
Section 11.3

Description of Matter	Outcome of Vote
The re-appointment of Computershare as Trustee of Paramount Energy Trust (“PET”) for the ensuing year.	Passed

The reappointment of KPMG LLP, Chartered Accountants, as the auditors of PET for the ensuing year and the authorization of the directors of Paramount Energy Operating Corp., the  administrator of PET (the “Administrator”) to fix their remuneration.

Passed
The fixing by Computershare of the number of directors of the Administrator to be elected at six (6).	Passed

The election of the directors of the Administrator as set out in the Management Information Circular and Proxy Statement ("Circular") for the ensuing year or until their successors are elected or appointed.

Passed

The approval of the amendment and restatement of the Unit Incentive Plan of PET including, among other things, an increase in the number of trust units reserved and available for issuance up to the exercise of rights granted under the Unit Incentive Plan to 10% of the issued and outstanding trust units (on a non-diluted basis) in the manner described in the Circular.

Passed
The approval of the Bonus Rights Plan set out in the Circular.	Passed
The approval of the issuance of Trust Units from Treasury upon the exercise of existing bonus rights under PET's Bonus Rights Plan.	Passed

Dated at Calgary this 15th day of May, 2006

“signed by”

Kathleen Blevins

Corporate Secretary